SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

DIRECT DIAL (202) 371-7233 DIRECT FAX (202) 661-8280 EMAIL ADDRESS MGERBER@SKADDEN.COM	TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com

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November 27, 2006

VIA FACSIMILE
AND EDGAR TRANSMISSION

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-3561

RE:	Rite Aid Corporation — Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed on November 13, 2006 File No. 1-5742

Dear Mr. Riedler:

On behalf of our client, Rite Aid Corporation (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 21, 2006 (the “Comment Letter”), with respect to Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed by the Company with the Commission on November 13, 2006 (File No. 1-5742) (the “Proxy Statement”).  With your permission, in lieu of filing an amendment to the Proxy Statement, we are enclosing as Annex A to this letter a marked copy of the relevant

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 27, 2006

pages from the revised Proxy Statement showing the changes made to the Proxy Statement in response to the Staff’s comments.

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Proxy Statement.

Schedule 14A

The Jean Coutu Group (PJC) USA, Inc. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Description of business and significant accounting policies

p) Goodwill and other intangible assets, page 134

1.                                      We have reviewed your response to comment number 39.  Please revise your disclosure to specifically state that the prescription files are amortized over 10 years as stipulated within your response and not the range of 5 — 10 years as indicated within your current disclosures.  Additionally, please provide to us additional information supporting how management determined a 10 year useful life is appropriate, how you have considered the Staff’s views on “Accounting for Customer Relationship Intangibles” described in the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” dated August 31, 2001 as it appears that the prescription files are similar in nature to customer lists.

Response:  The Jean Coutu Group (PJC) Inc. (“Jean Coutu Group”) has revised the disclosure on page 134 of the Proxy Statement in response to the Staff’s comment.

Jean Coutu Group has advised the Company as follows: A valuation was performed by an independent appraisal firm to determine the value and estimated life of the prescription files acquired as part of the Eckerd purchase.

Jean Coutu Group elected to amortize the acquired prescription file value on a straight-line basis over the 10-year period, based upon the results of the attrition curve formulated as part of the valuation performed by the independent appraisal firm.  The reasons are as follows:

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 27, 2006

1.               Jean Coutu Group purchased a business that Jean Coutu Group deemed at the time of acquisition to be under performing — the per store number of prescriptions filled at the Eckerd stores were less than the per store Brooks performance. Jean Coutu Group expected a substantial increase in the per store number of prescriptions filled at the acquired Eckerd stores.

2.               Georgia, Tennessee, North and South Carolina were the states in which (i) the underperformance was most prominent, (ii) there was the greatest new store activity immediately prior to the acquisition and (iii) there was the greatest population growth; therefore, Jean Coutu Group expected the greatest growth potential in these states.

3.               The Medicare Part D Drug Benefit program, which began on January 1, 2006, was expected to create a significant future benefit to the entire pharmacy industry, in which Jean Coutu Group was becoming a larger participant.  Jean Coutu Group expects that the acquired pharmacy customer base will utilize more prescriptions as they age, thus generating greater cash flow per customer.  The Medicare Part D Drug Benefit is expected to be an important program in the foreseeable future in the Eckerd trade area, as customers live longer and utilize more prescriptions as they age.  As such, Jean Coutu Group expects the prescription cash flow generated by the acquired Eckerd stores to increase over the 10-year life assigned, and actually extend beyond the 10 year amortization period.

For the purpose of the Unaudited Pro Forma Combined Financial Statements of Rite Aid, the Company used an estimated useful life of five years for the prescription files in order to conform with the Company’s current accounting policy.  In connection with the continuation of the process for fair value determination and purchase price allocation, the Company will work with an independent fair value specialist and consider the Staff’s views on “Accounting for Customer Relationship Intangibles” described in the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” dated August 31, 2001.  A final determination of the fair value and useful life of the prescription file intangibles acquired from The Jean Coutu Group (PJC) USA, Inc. (“Jean Coutu USA”) will be made after this process is completed.

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 27, 2006

Note 4. Store closings and impairment charges, page 139

2.                                      We have reviewed your response to our comment 32.  Please disclose within the notes the reason for the change in assumptions for the last two years and quantify the effect these changes had on the reserve.  We would anticipate disclosures consistent with the information provided to us supplementally.

Response:  Jean Coutu Group has revised Note 4 on page 139 of the Proxy Statement in response to the Staff’s comment.

3.                                      We have reviewed your response to our comment 33.  Please disclose within Note 4, the breakdown of the liability between the current portion and long-term portion and where these amounts are recorded within the financial statements.

Response:   Jean Coutu Group has revised Note 4 on page 139 of the Proxy Statement in response to the Staff’s comment.

Unaudited Pro Forma Combined Financial Statements of Rite Aid

Notes to Unaudited Pro Forma Combined Financial Statements

Note 2 — Unaudited Pro Forma Adjustments, page 159

4.                                      We acknowledge your response to our prior comment 34 and that a preliminary purchase price allocation has not yet been performed.  Paragraph 35 of SFAS 141 states “ … an acquiring entity shall allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition.”  The guidance is clear that the preliminary purchase price allocation should be based on estimates of the fair values at the date of acquisition therefore we reissue the same comment.  Please disclose your preliminary purchase price allocation, including specific identification of significant liabilities and tangible and intangible assets likely to be recognized in accordance with guidance provided by paragraphs 36 — 46 of SFAS 141.  Please adjust your pro forma financial statement to reflect this allocation including any affect on depreciation and amortization.  In addition, please disclose uncertainties regarding the effects of amortization periods assigned to the assets.  Alternatively, tell us the accounting literature used to guide your determination that not providing a preliminary purchase price allocation is appropriate citing all applicable paragraphs.

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 27, 2006

Response:  The Company has revised the sections of the Proxy Statement captioned “Comparative Historical and Pro Forma Per Share Data” on page 20, “Selected Unaudited Pro Forma Combined Condensed Financial Data of Rite Aid” on page 26 and “Unaudited Pro Forma Combined Financial Statements of Rite Aid” on pages 168-176 in response to the Staff’s comment.

The Company advises the Staff that the date of acquisition, as defined in paragraphs 35 and 48 of SFAS 141, is not expected to occur until calendar 2007.  The Company has revised its pro forma financial statements to reflect a preliminary purchase price allocation and has disclosed the basis for this allocation in Note 2 to the pro forma financial statements.  As stated in the Company’s previous response, the Company has only just commenced the valuation process and therefore, does not have any information from that process that can be used in the preliminary purchase price allocation.  Additionally, given that it has been 10 years since the Company last acquired another business, the Company cannot perform the preliminary purchase price allocation based upon its own historical acquisitions.  The Company has therefore assumed the following:

•                  For the acquired stores representing the Eckerd stores (approximately 1,520 stores) that were acquired by Jean Coutu USA only two and a half years ago, the Company has assumed that the fair values have not changed significantly, and therefore has utilized as the estimated fair values those values established by Jean Coutu USA for fixed assets, prescription file intangibles and operating lease intangibles of the Eckerd stores in its July 2004 acquisition of these stores.

•                  For the acquired stores representing the Brooks stores (approximately 340 stores) which were not part of the July 2004 acquisition, the Company has assigned an estimated fair value to associated fixed assets, prescription file intangibles and operating lease intangibles of the Brooks stores assuming that the per store estimated fair value of these assets approximates the per store estimated fair values assigned to similar assets of the Eckerd stores as discussed above.

General — Company Statement

At your request, the Company further acknowledges that:

Jeffrey Riedler

Division of Corporation Finance

Securities and Exchange Commission

November 27, 2006

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (202) 371-7233.

Very truly yours,

/s/ Marc S. Gerber
Marc S. Gerber

cc:                                 Robert B. Sari, Esq.
Rite Aid Corporation

ANNEX A

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table presents historical per share data for Rite Aid and Jean Coutu USA; pro forma per share data for Rite Aid after giving effect to the acquisition of Jean Coutu USA; and pro forma equivalent per share data for Jean Coutu USA with respect to the portion of the acquisition consideration that will be received in the form of shares of Rite Aid common stock. The Rite Aid pro forma per share data was derived by combining information from the historical consolidated financial statements of Rite Aid and Jean Coutu USA using the purchase method of accounting for the acquisition of Jean Coutu USA. You should read this table in conjunction with the historical audited and unaudited consolidated financial statements of Rite Aid that are filed with the SEC and incorporated by reference in this document and the historical consolidated financial statements of Jean Coutu USA contained elsewhere in this document. See the sections entitled “Where You Can Find More Information” beginning on page 181 and “Jean Coutu USA Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 156. You should not rely on the pro forma per share data as being necessarily indicative of actual results had the acquisition of Jean Coutu USA occurred in the past, or of future results.

The accompanying unaudited per share data gives effect to the acquisition of Jean Coutu USA assuming a purchase price of $1.450 billion in cash, the assumption of $850 million of Jean Coutu Group long-term notes, the issuance of new term loans and the issuance of 250 million shares of Rite Aid common stock, using the purchase method of accounting. The pro forma adjustments related to the acquisition of Jean Coutu USA are preliminary and do not reflect the final purchase price, final debt components or final allocation of the excess of the purchase price over the net book value of the assets of Jean Coutu USA, as the process to assign a fair value to the various tangible and intangible assets acquired has only just commenced. Final adjustments are likely to result in a materially different purchase price, debt components or allocation of the purchase price.

The pro forma per share data does not reflect revenue opportunities and cost savings that we expect to realize after the acquisition of Jean Coutu USA. No assurance can be given with respect to the estimated revenue opportunities and operating cost savings that are expected to be realized as a result of the acquisition of Jean Coutu USA. The pro forma per share data does not reflect restructuring or exit costs that may be incurred by Rite Aid or Jean Coutu USA in connection with the acquisition of Jean Coutu USA.

	Rite Aid Historical		Rite Aid Pro Forma (1)	Jean Coutu USA Historical		Jean Coutu USA Equivalent Pro Forma
Net income per share—basic:
Fiscal year ended March 4, 2006	$ 2.36	(2)	$1.47	(3)		(3)
Twenty-six weeks ended September 2, 2006	$ (0.01)		$(0.09)	(3)		(3)
Net income per share—diluted:
Fiscal year ended March 4, 2006	$ 1.89	(2)	$1.32	(3)		(3)
Twenty-six weeks ended September 2, 2006	$(0.01)		$(0.09)	(3)		(3)
Cash dividends per share:
Fiscal year ended March 4, 2006	—		—	—		—
Twenty-six weeks ended September 2, 2006	—		—	—		—
Book value per share as of September 2, 2006	$2.13		$2.83	$2,053,546.61	(4)	$1.94	(5)
(as of August 26, 2006 for Jean Coutu USA)

(1)   Rite Aid’s pro forma data includes the effect of the acquisition of Jean Coutu USA and the related financing on the basis described in the notes to the unaudited pro forma combined condensed financial statements included elsewhere in this document.

(2)      Includes $2.35 per basic share and $1.90 per diluted share related to the recognition of net deferred tax assets as the result of the release of a tax valuation allowance.

(3)   Jean Coutu USA is not a publicly traded company and, accordingly, no information is presented regarding its earnings per share or equivalent pro forma earnings per share.

(4)     Book value per share for Jean Coutu USA is calculated by dividing the book value of Jean Coutu USA as of August 26, 2006 by the 236 shares of Jean Coutu USA common stock held by Jean Coutu Group at August 26, 2006.

(5)      Equivalent book value per share of Jean Coutu USA is calculated by multiplying the historical book value per share of Jean Coutu USA by the exchange ratio of the number of Jean Coutu USA shares to the number of Rite Aid shares issued to consummate this transaction.

PER SHARE MARKET PRICE DATA

Rite Aid common stock trades on the New York Stock Exchange, or NYSE, and the Pacific Stock Exchange under the symbol “RAD.”  The following table shows the high and low stock prices for Rite Aid common stock for the periods indicated, based on NYSE composite transactions.

	High	Low
Fiscal Year 2005
First Quarter	5.75	4.53
Second Quarter	5.38	4.38
Third Quarter	4.58	3.35
Fourth Quarter	3.81	3.41
Fiscal Year 2006
First Quarter	4.24	3.49
Second Quarter	4.82	3.96
Third Quarter	4.28	3.28
Fourth Quarter	4.10	3.45
Fiscal Year 2007
First Quarter	4.85	3.79
Second Quarter	4.74	4.07
Third Quarter (through [ ], 2006)	[ ]	[ ]

The closing sale price of Rite Aid common stock as reported on the NYSE on August 23, 2006, the date prior to the public announcement of the proposed acquisition of Jean Coutu USA was $4.68 per share. The closing sale price of Rite Aid common stock as reported on the NYSE on [             ] was $[        ] per share. As of that date, there were [          ] holders of record of Rite Aid common stock based on information provided by our transfer agent. The number of stockholders of record does not reflect the actual number of individual or institutional stockholders that own Rite Aid common stock because most stock is held in the name of nominees. There are a substantially greater number of beneficial holders of Rite Aid common stock.

We have not declared or paid any cash dividends on our common stock since the third quarter of fiscal year 2000 and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Our senior secured credit facility and some of the indentures that govern our other outstanding indebtedness restrict our ability to pay dividends.

SUMMARY SELECTED HISTORICAL CONSOLIDATED
FINANCIAL DATA OF JEAN COUTU USA

The following information is being provided to aid in your analysis of the financial aspects of the acquisition of Jean Coutu USA. Jean Coutu USA derived this financial information from audited consolidated financial statements of Jean Coutu USA for fiscal years 2002 through 2006 and from unaudited consolidated condensed financial statements for the thirteen weeks ended August 26, 2006 and August 27, 2005. In the opinion of Jean Coutu USA’s management, this unaudited interim period information reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results of operations and financial condition for the thirteen weeks ended August 26, 2006 and August 27, 2005. Results for the interim periods should not be considered indicative of results for any other periods or for the year.

This information is only a summary. You should read it along with Jean Coutu USA’s historical audited and unaudited consolidated financial statements contained in this proxy statement and related notes and the section entitled “Jean Coutu USA Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 156 of this proxy statement.

	Thirteen Weeks Ended		Fiscal Year Ended
	August 26, 2006	August 27, 2005	May 27, 2006 (52 weeks)(5)	May 28, 2005 (52 weeks)(5)	May 29, 2004 (52 weeks)	May 31, 2003 (53 weeks)	May 25, 2002 (52 weeks)(6)
	(Dollars in thousands)
Summary of Operations:
Revenues	$ 2,348,259	$ 2,315,041	$ 9,495,858	$8,200,445	$ 1,802,585	$ 1,757,035	$ 1,301,720
Costs and expenses:
Cost of goods sold(1) & (2)	1,786,922	1,744,914	7,172,366	6,227,045	1,371,271	1,339,263	993,221
Selling, general and administration expenses(1)	514,777	509,772	2,030,766	1,686,458	318,726	311,736	233,489
Depreciation and amortization	54,188	57,630	215,804	184,854	31,148	29,892	22,241
Interest expense	70,344	65,249	274,692	208,648	31,926	34,341	22,614
Foreign currency losses (gains)	1,125	(2,175)	12,670	(18,208)	—	—	—
Interest income	(2,591)	(1,288)	(5,964)	(1,310)	(85)	(29)	(105)
Total costs and expenses	2,424,765	2,374,102	9,700,334	8,287,487	1,752,986	1,715,203	1,271,460
Income (loss) before income taxes	(76,506)	(59,061)	(204,476)	(87,042)	49,599	41,832	30,260
Income tax expense (benefit)	(30,456)	(23,806)	(76,893)	(32,616)	19,151	16,683	12,558
Net income (loss)	$ (46,050)	$ (35,255)	$(127,583)	$ (54,426)	$ 30,448	$ 25,149	$ 17,702
Quarter and Year-End Financial Position:
Working capital(3)	$ 940,721	$ 947,316	$ 1,009,563	$ 986,418	$ 209,515	$ 201,759	$ 233,624
Property and equipment, net	1,104,568	1,158,184	1,113,898	1,179,248	307,652	289,396	254,925
Total assets	5,028,960	5,104,057	5,105,925	5,084,895	878,518	812,019	752,387
Total debt(4)	3,121,986	2,964,265	3,118,912	2,803,392	554,022	522,463	509,220
Stockholders’ equity	490,787	629,422	536,920	664,671	179,656	149,243	123,910
Other Data:
Cash flows from operations provided by (used in):
Operating activities	(76,549)	(128,336)	(15,665)	97,599	24,281	43,879	2,131
Investing activities	(37,100)	(29,830)	(94,868)	(2,650,696)	(47,464)	(57,944)	(280,112)
Financing activities	43,774	104,836	130,586	2,625,972	31,901	15,871	280,738
Capital expenditures	35,558	32,841	124,064	162,272	42,931	56,176	37,444
Number of retail drugstores	1,859	1,851	1,858	1,922	336	332	331
Number of associates	46,733	50,961	46,266	48,745	8,508	8,297	8,699

(1)                Costs of goods sold and selling, general and administration expenses for the fiscal years ended May 31, 2003 and May 25, 2002 have been reclassified to conform to current year’s presentation of co-op advertising income and advertising expense in selling, general and administration and distribution center costs (excluding depreciation) in costs of goods sold.

(2)                Includes LIFO charges of $38,747 in 2006, $18,456 in 2005, $8,930 in the thirteen weeks ended August 26, 2006 and $6,133 in the thirteen weeks ended August 27, 2005. Jean Coutu USA changed from FIFO to LIFO in fiscal 2005.

(3)                Working capital is defined as total current assets less total current liabilities.

(4)                Total debt included capital lease obligations of $14,302 as of fiscal year ended May 27, 2006, $16,335 as of fiscal year ended May 28, 2005, $12,930 as of thirteen weeks ended August 26, 2006 and $13,299 as of thirteen weeks ended August 27, 2005.

(5)                Fiscal year ended May 27, 2006 included the operating results of the Eckerd stores for the full 52 week period. Fiscal year ended May 28, 2005 included the operating results of the 1,549 Eckerd stores for the 43 weeks beginning from the date of the acquisition.

(6)               Fiscal year ended May 25, 2002 included the acquisition of 80 OSCO stores.

SUMMARY SELECTED HISTORICAL CONSOLIDATED
FINANCIAL DATA OF RITE AID

The following information is being provided to aid in your analysis of the financial aspects of the acquisition of Jean Coutu USA. Rite Aid derived its financial information from audited financial statements for fiscal years 2002 through 2006 and from unaudited financial statements for the twenty-six weeks ended September 2, 2006 and August 27, 2005. In the opinion of Rite Aid’s management, this unaudited interim period information reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results of operations and financial condition for the twenty-six weeks ended September 2, 2006 and August 27, 2005. Results for interim periods should not be considered indicative of results for any other periods or for the year.

This information is only a summary. You should read it along with Rite Aid’s historical audited and unaudited financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Rite Aid’s annual reports, quarterly reports and other information on file with the SEC and incorporated by reference into this document. See the section entitled “Where You Can Find More Information” beginning on page 181.

	Twenty-six Weeks Ended		Fiscal Year Ended
	September 2, 2006	August 27, 2005	Mar. 4, 2006 (53 weeks)	Feb. 26, 2005 (52 weeks)	Feb. 28, 2004 (52 weeks)	Mar. 1, 2003 (52 weeks)	Mar. 2, 2002 (52 weeks)
	(Dollars in thousands, except per share amounts)
Summary of Operations:
Revenues	$8,625,442	$8,353,959	$17,270,968	$16,816,439	$16,600,449	$15,791,278	$15,166,170
Costs and expenses:
Cost of goods sold	6,290,407	6,051,344	12,571,860	12,202,894	12,163,735	11,611,829	11,252,229
Selling, general and administrative expenses(1)	2,167,699	2,090,338	4,307,421	4,127,536	4,029,220	3,900,553	3,850,134
Goodwill amortization(2)	—	—	—	—	—	—	21,007
Store closing and impairment charges	19,034	23,653	68,692	35,655	22,074	135,328	251,617
Interest expense	137,519	138,364	277,017	294,871	313,498	330,020	396,064
Interest rate swap contracts	—	—	—	—	—	278	41,894
Loss (gain) on debt modifications and retirements, net	—	9,186	9,186	19,229	35,315	(13,628)	221,054
Share of loss from equity investments	—	—	—	—	—	—	12,092
Loss (gain) on sale of assets and investments, net	(1,355)	(2,493)	(6,462)	2,247	2,023	(18,620)	(42,536)
Total costs and expenses	8,613,304	8,310,392	17,227,714	16,682,432	16,565,865	15,945,760	16,003,555
Income (loss) before income taxes	12,138	43,567	43,254	134,007	34,584	(154,482)	(837,385)
Income tax expense (benefit)	1,513	11,714	(1,229,752)	(168,471)	(48,795)	(41,940)	(11,745)
Net income (loss)	$10,625	$31,853	$ 1,273,006	$ 302,478	$ 83,379	$ (112,542)	$ (825,640)
Basic and diluted net income (loss) per share:
Basic net income (loss) per share	$(0.01)	$0.02	$ 2.36	$ 0.50	$ 0.11	$ (0.28)	$ (1.81)
Diluted net income (loss) per share	$ (0.01)	$0.02	$ 1.89	$ 0.47	$ 0.11	$ (0.28)	$ (1.81)
Financial Position:
Working capital	$781,492	$1,309,273	$ 741,488	$ 1,335,017	$ 1,894,247	$ 1,676,889	$ 1,580,218
Property, plant and equipment, net	1,673,725	1,675,986	1,717,022	1,733,694	1,882,763	1,867,830	2,095,552
Total assets	7,035,432	5,705,883	6,988,371	5,932,583	6,245,634	6,132,766	6,491,281
Total debt(3)	3,062,601	3,531,762	3,051,446	3,311,336	3,891,666	3,862,628	4,056,468
Redeemable preferred stock(4)	20,021	19,919	19,970	19,868	19,766	19,663	19,561
Stockholders’ equity (deficit)	1,619,633	349,412	1,606,921	322,934	(8,277)	(129,938)	(7,527)
Other Data:
Cash flows from operations provided by (used in):
Operating activities	137,940	313,886	417,165	518,446	227,515	305,383	16,343
Investing activities	(118,329)	(56,111)	(231,084)	(118,985)	(242,150)	(72,214)	342,531
Financing activities	954	(330,502)	(272,835)	(571,395)	(15,931)	(211,903)	(107,109)
Capital expenditures	154,975	117,075	341,349	222,417	267,373	116,154	187,383
Basic weighted average shares	522,751	522,270	523,938,000	518,716,000	515,822,000	515,129,000	474,028,000
Diluted weighted average shares(5)	522,751	532,887	676,666,000	634,062,000	525,831,000	515,129,000	474,028,000
Number of retail drugstores	3,315	3,345	3,323	3,356	3,382	3,404	3,497
Number of associates	70,400	71,000	70,200	71,200	72,500	72,000	75,000

(1)             Includes stock-based compensation expense (benefit). Stock-based compensation expense for the fiscal years ended March 4, 2006, February 26, 2005 and February 28, 2004 and for the twenty-six week period ended August 27, 2005 was determined using the fair value method set forth in Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Stock-based compensation expense (benefit) for the fiscal years ended March 1, 2003 and March 2, 2002 was determined using the intrinsic method set forth in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Effective March 5, 2006, Rite Aid adopted the provisions of SFAS No. 123(R) “Share Based Payment.” Stock-based compensation expense for the twenty-six week period ended September 2, 2006 was determined using the fair value method set forth in SFAS 123(R).

(2)             Effective March 3, 2002 we adopted SFAS No. 142, “Goodwill and Intangible Assets”, which specifies that goodwill and indefinite life intangibles shall no longer be amortized. Accordingly, no goodwill amortization expense was recorded for the fiscal years ended March 4, 2006, February 26, 2005, February 28, 2004, and March 1, 2003 and for the twenty-six week periods ended September 2, 2006 and August 27, 2005.

(3)             Total debt included capital lease obligations of $178.2 million, $168.3 million, $183.2 million, $176.2 million, $182.6 million, $186.6 million and $174.4 million as of March 4, 2006, February 26, 2005, February 28, 2004, March 1, 2003, March 2, 2002, September 2, 2006 and August 27, 2005, respectively.

(4)             Redeemable preferred stock was included in “Other Non-current liabilities” as of March 4, 2006, February 26, 2005, February 28, 2004, September 2, 2006 and August 27, 2005, respectively.

(5)             Diluted weighted average shares for the fiscal years ended March 4, 2006 and February 26, 2005 included the impact of stock options, as calculated under the treasury stock method and convertible debt and preferred stock, as calculated under the if-converted method. Diluted weighted average shares for the fiscal year ended February 28, 2004 and for the twenty-six week period ended August 27, 2005 included the impact of stock options, as calculated under the treasury stock method.

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL DATA OF RITE AID

The following describes the pro forma effect of the acquisition of Jean Coutu USA on (1) the balance sheet data of Rite Aid as of September 2, 2006, (2) the statement of operations data of Rite Aid for the fiscal year ended March 4, 2006 and (3) the statement of operations data for Rite Aid for the twenty-six weeks ended September 2, 2006.

This information is only a summary. You should read the unaudited pro forma combined condensed financial statements and other information and the accompanying notes that are included elsewhere in this document.

You should also read the historical information and related notes of Rite Aid that are incorporated by reference into this document and the historical financial statements and related notes for Jean Coutu USA contained elsewhere in this document.

The unaudited pro forma combined condensed balance sheet data shows the estimated effects of the acquisition of Jean Coutu USA as if it had occurred on September 2, 2006. The unaudited pro forma combined condensed statements of operations data for the 53-week year ended March 4, 2006 and the twenty-six week period ended September 2, 2006 show the estimated effects of the acquisition of Jean Coutu USA as if it had occurred on the first day of the period presented (i.e., February 27, 2005 and March 5, 2006, respectively). We are providing the unaudited pro forma combined condensed financial data for informational purposes only. It does not necessarily represent or indicate what the financial position and results of operations of Rite Aid would actually have been had the acquisition of Jean Coutu USA and other pro forma adjustments in fact occurred at the dates indicated. It also does not necessarily represent or indicate the future financial position or results of operations Rite Aid will achieve after the acquisition of Jean Coutu USA.

The pro forma financial information does not reflect revenue opportunities and cost savings that we expect to realize after the acquisition of Jean Coutu USA. No assurance can be given with respect to the estimated revenue opportunities and operating cost savings that are expected to be realized as a result of the acquisition of Jean Coutu USA. The pro forma financial information also does not reflect non-recurring charges relating to integration activities or exit costs that may be incurred by Rite Aid or Jean Coutu USA in connection with the acquisition of Jean Coutu USA.

	Pro Forma 26 Weeks Ended September 2, 2006	Pro Forma 53 Weeks Ended March 4, 2006
	(In millions, except per share data)
Statement of Operations Data:
Revenues	$13,401.8	$26,766.9
Net income (loss)	(53.5)	1,174.1
Income (loss) per share—basic	(0.09)	1.47
Income (loss) per share—diluted	(0.09)	1.32
Balance Sheet Data:
Total assets	$11,785.2
Total debt	5,462.9
Stockholders’ equity	2,701.5

THE JEAN COUTU GROUP (PJC) USA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended May 27, 2006, May 28, 2005 and May 29, 2004
(in thousands, except share amounts)

1.   Description of business and significant accounting policies

a)   Description of business

The Jean Coutu Group (PJC) USA, Inc. (“Jean Coutu USA”) is a wholly owned subsidiary of The Jean Coutu Group (PJC) Inc. (the “Parent Company”). The consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, include the accounts of Jean Coutu USA and its subsidiaries, referred to as the “Company”.

On July 31, 2004, the Company acquired the stock of various indirect subsidiaries of J.C. Penney Company, Inc. operating a portion of the Eckerd drugstore business (the “Eckerd Acquisition”). The acquired drugstore business is located in the northeastern, mid-Atlantic and southeastern United States (the “Northern Operations”). The Northern Operations consist of over 1,500 retail stores, six distribution centers, the Eckerd trade name and other related assets. The Eckerd Acquisition extended the Company’s business to these regions and provided for substantial distribution, purchasing and marketing opportunities.

The Company operates a network comprising 1,858 drugstores as of May 27, 2006 (May 28, 2005 – 1,922; May 29, 2004 – 336), located in 18 states of the northeastern, mid-Atlantic and southeastern United States. The Company conducts business under the trade names Brooks Pharmacy and Eckerd Pharmacy. During fiscal 2006, there were 21 new store openings (2005 – 1,614, of which 1,549 represented the acquisition of Eckerd drugstores; 2004 – 11) and 85 closures (2005 – 28; 2004 – 7).

The Company’s long-term financing since the Eckerd Acquisition has been provided in the form of borrowings from the Parent Company (see Note 13).

b)   Financial statements presentation

The Company’s reporting calendar is based on the National Retail Federation 4-5-4 merchandising calendar. Accordingly, the Company’s fiscal year is usually 52 weeks in duration but includes a 53rd week every 5 to 6 years. The years ended May 27, 2006 (“fiscal 2006”), May 28, 2005 (“fiscal 2005”) and May 29, 2004 (“fiscal 2004”) contained 52 weeks.

c)   Basis of consolidation

The consolidated financial statements include the accounts of the Company and all its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

These consolidated financial statements were prepared from the separate records maintained by the Company, which include significant financing transactions with the Parent Company and certain allocations of expenses and may not necessarily be indicative of the financial position, results of operations, or cash flows that would have resulted if the company had been operated as an unaffiliated company (see Notes 13 and 19).

d)   Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and

THE JEAN COUTU GROUP (PJC) USA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended May 27, 2006, May 28, 2005 and May 29, 2004
(in thousands, except share amounts)

1.   Description of business and significant accounting policies (continued)

assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant areas requiring the use of management estimates relate to: inventory valuation, valuation of long-term assets, and reserves and allowances, specifically those related to stores closures, workers’ compensation and general liability, receivables and income taxes.

e)   Revenue recognition

For all sales, other than third party pharmacy sales, the Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. For third party pharmacy sales, revenue is recognized at the time the prescription is filled, adjusted by an estimate for those prescriptions that have not yet been claimed by customers at the end of the period. Customer returns are immaterial.

Subsequent to the Eckerd Acquisition, the Company conformed certain of its revenue accounting policies with those of the acquired business. The revenue for prescriptions filled but not yet picked up by the customer is no longer recognized. The effect on fiscal 2004 was insignificant. The change decreased fiscal 2005 revenue by $4,406; the impact on the fiscal 2005 net loss was insignificant.

f)   Cost of goods sold

Cost of goods sold includes the following:  the cost of inventory sold during the period, including related vendor rebates and allowances, inventory shrink costs, and warehousing costs which include distribution payroll and benefit costs, distribution center occupancy costs, and delivery expenses to the stores.

g)   Significant concentrations

The Company’s exposure to concentrations of credit risk is limited. The non-collection risk is reduced by the fact that accounts receivable are generated by numerous customers.

During fiscal 2006, the Company purchased approximately 83% (2005 – 87%; 2004 – 96%) of the dollar volume of its branded prescription drugs from a single supplier, McKesson Corporation, with whom the Company has a long-term supply contract.

h)   Vendor allowances

The Company accounts for vendor allowances under the guidance provided by EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, and EITF Issue No. 03-10, “Application of EITF Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers.”  Rebates and allowances received from vendors relate to either buying and merchandising or promoting the product. Buying and merchandising rebates and allowances are recorded as a reduction of cost of goods sold as product is sold. Rebates and allowances related to

THE JEAN COUTU GROUP (PJC) USA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended May 27, 2006, May 28, 2005 and May 29, 2004
(in thousands, except share amounts)

1.   Description of business and significant accounting policies (continued)

advertising are recorded as a reduction of advertising expense in selling, general and administrative expense as the advertising commitment has been satisfied.

i)   Advertising

Advertising costs are expensed in the period the advertisement first takes place. Advertising expenses, net of vendor funding, for fiscal 2006, 2005 and 2004 were $54,408, $36,162, and $7,361, respectively.

j)   Foreign currency transactions

The gain or loss on foreign currency transactions includes those related to foreign currency contracts with Parent Company and the Canadian dollar denominated term loans due to the Parent Company.

k)   Cash and cash equivalents

Cash and cash equivalents are defined as cash and highly liquid investments that have original maturities of less than three months.

l)   Accounts receivable

Accounts receivable consist primarily of amounts due from third-party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) and vendors. The Company has recorded an allowance for doubtful accounts of $43,197 and $41,872 as of May 27, 2006 and May 28, 2005, respectively.

m)   Merchandise inventory

In fiscal 2005, the Company changed its method of determining the cost of inventories from the first-in, first-out (FIFO) method to the last-in, first-out (LIFO) method. Management believes that the LIFO method provides a better matching of inventory cost and revenue. Additionally, management believes that the LIFO method is the predominant inventory method used in the retail drug store industry. For the fiscal year ended May 28, 2005, the effect of the change increased the net loss by $11,074.

At May 27, 2006 and May 28, 2005 inventories were $57,203 and $18,456, respectively, lower than the amounts that would have been reported using FIFO method. The LIFO charge was $38,747, $18,456 and $0 for fiscal years 2006, 2005 and 2004, respectively.

Physical inventory counts are taken on a regular basis in each store and distribution center location to ensure that the amounts reflected in the financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses in the stores on a location-by-location basis based on historical results and current trends.

Subsequent to the Eckerd Acquisition, the Company conformed certain of its inventory accounting policies with those of the acquired business. The Company modified its accounting methods for cash discounts and the capitalization of certain distribution center costs. The effect of these changes on inventory and cost of goods sold was insignificant.

THE JEAN COUTU GROUP (PJC) USA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended May 27, 2006, May 28, 2005 and May 29, 2004
(in thousands, except share amounts)

1.   Description of business and significant accounting policies (continued)

n)   Store pre-opening and closing costs

New store opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a store, the present value of estimated unrecoverable costs, including the remaining lease obligation and ancillary occupancy costs, less estimated sublease income and the book value of abandoned property and equipment are charged to expense.

o)   Property and equipment

Land, buildings and building improvements, leasehold improvements and equipment are stated at cost, net of accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to operations as incurred. Major improvements which extend the life or the efficiency of the property are capitalized.

Depreciation of property and equipment is calculated using the straight-line method based on their estimated economic useful lives. Property and equipment and their estimated useful lives consist of the following:

Buildings and building improvements	12-31 years
Leasehold improvements	Term of the lease or useful life, whichever is shorter
Equipment	3-7 years

The Company capitalizes application stage development costs for significant internally developed software projects. These costs are amortized over a 5-year period.

p)   Goodwill and other intangible assets

Goodwill and intangible assets with indefinite lives are not amortized but are evaluated for impairment at least annually. No impairment was noted during fiscal 2006, 2005 and 2004.

Intangible assets with finite lives are amortized, principally on the straight-line method, over their useful lives. Intangible assets with finite lives consist primarily of prescription files, noncompete agreements, leasehold interests and loan issuance costs. Substantially all prescription files are amortized over ten years. Noncompete agreements are amortized over the terms of the agreements. Leasehold interests are amortized over the remaining period of the lease terms, and loan issuance costs are amortized over the term of the related debt.

q)   Leasehold interests

Leasehold interests arise from the adjustment of assumed lease obligations to their fair market rate through purchase accounting. For acquired lease obligations for which the rent exceeds the fair market rate, a leasehold interest liability is created and is included in other long-term liabilities. An intangible asset is created when the fair market rate exceeds the rent in the acquired lease obligation. Leasehold interests are amortized or accreted to income as a component of amortization expense over the lease term.

THE JEAN COUTU GROUP (PJC) USA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended May 27, 2006, May 28, 2005 and May 29, 2004
(in thousands, except share amounts)

1.   Description of business and significant accounting policies (continued)

r)   Deferred income taxes

Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax expense (benefit) results from the net change during the reporting period in deferred tax assets and liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carryforwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the tax provision in the period of change.

s)   Other long-term liabilities

Deferred income:  The Company receives cash and other consideration from its vendors under certain exclusivity agreements. These amounts are initially deferred and, if the purchase commitment has been met, recognized as a reduction in cost of goods sold as the related inventory is sold.

Deferred lease obligations:  The Company conducts a significant part of its operations in leased premises and recognizes minimum rent starting when possession of the property is taken from the landlord, which normally includes a pre-opening period prior to the commencement of lease payments. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent expense on a straight-line basis over the term of the lease and consequently, records the difference between the recognized rental expense and the amounts payable under the lease as deferred lease obligations, which is included in other long-term liabilities.

Lease payments that depend on factors that are not measurable at the inception of the lease, such as future sales volume, are contingent rentals and are excluded from minimum lease payments and included in the determination of total rental expense when the expense has been incurred and the amount is reasonably estimable.

Workers’ compensation and general liability:  Workers’ compensation and general liability reserves are based on actuarially determined estimates of reported and incurred but not reported claims resulting from historical experience and current data.

t)   Capital leases

The Company leases a significant number of its store locations and certain equipment, principally photo equipment. These leases are classified as either capital leases, operating leases or subleases, as appropriate. Certain store properties have been capitalized in accordance with EITF Issue No. 97-10 “The Effect of Lessee Involvement in Asset Construction” due to the Company’s involvement with the construction of the properties. For those properties where the Company is considered the owner of the asset during the construction period, a sale and leaseback of the asset generally occurs when construction of the asset is complete and the lease term begins. The amount capitalized was $4,275 at May 27, 2006 and is included in current portion of long-term debt on the consolidated balance sheet.

THE JEAN COUTU GROUP (PJC) USA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended May 27, 2006, May 28, 2005 and May 29, 2004
(in thousands, except share amounts)

1.   Description of business and significant accounting policies (continued)

u)   Pre-acquisition contingencies and closed store reserves

The Company recognized certain pre-acquisition contingencies in the Eckerd Acquisition. Adjustments to those contingencies, primarily the closed store obligations, are reflected in the statement of operations.

As part of the purchase price allocation in the Eckerd Acquisition, the Company also recognized the costs to exit certain activities of the Northern Operations under EITF Issue No. 95-3 “Recognition of Liabilities in Connection with a Purchase Business Combination,” primarily lease obligations for stores it intended to close. Under EITF Issue No. 95-3, if the actual cost to satisfy the contractual obligation exceeds the amount initially accrued, the difference is reflected in the statement of operations. If the actual cost is less than the amount initially accrued, the difference will be credited to goodwill.

v)   Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows expected to be generated from utilizing these assets to their carrying amounts. If the cash flows are not sufficient to recover the carrying amount of the assets, then impairment has occurred, and the long-lived assets are written down to their respective fair values.

w)   Retirement benefit plans

The Company has a 401(k) employee savings plan (the “Plan”). Under the terms of the Plan, eligible employees may contribute amounts up to 20% of their compensation in fiscal 2006 (2005 – 20%; 2004 – 15%) (subject to certain limitations). The Plan provides for Company-matching and/or profit-sharing contributions, depending on the Company’s profitability.

The Company contributed to the Plan $22,593, $17,472 and $1,875 for fiscal 2006, 2005 and 2004, respectively.

In fiscal 2006, certain Company executives were granted supplemental retirement benefits. The expense recognized in fiscal 2006 was $482.

x)   Derivative financial instruments

Derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. Changes in fair value are recognized in earnings unless the derivative qualifies for hedge accounting.

In fiscal 2005, the Company entered into foreign currency forward contracts with the Parent Company. The fair value of these contracts is determined by reference to the exchange rate at period-end. These contracts do not qualify for hedge accounting. The gain recognized in fiscal 2006 and fiscal 2005 was $130,650 and $76,681, respectively, and is recorded in foreign currency (gains) losses in the consolidated statement of operations.

THE JEAN COUTU GROUP (PJC) USA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended May 27, 2006, May 28, 2005 and May 29, 2004
(in thousands, except share amounts)

1.   Description of business and significant accounting policies (continued)

y)   Stock options

Equity and related incentives issued to employees of the Company by the Parent Company are accounted for as if the transaction were a compensatory plan adopted by the Company with an offsetting contribution to capital.

z)   Reclassifications

Certain reclassifications, primarily between cost of goods sold and selling, general and administrative expenses, have been made to the fiscal 2004 consolidated financial statements to conform to the fiscal 2006 and 2005 presentations.

2.   New accounting pronouncements

a)   Rental costs incurred during a construction period

In October 2005, the FASB issued the FASB Staff Position No. 13-1 (“FSP No. 13-1”), “Accounting for Rental Costs Incurred during a Construction Period”. The FSP No. 13-1 addresses the accounting for rental costs associated with operating leases that are incurred during a construction period and requires those costs to be recognized as rental expense. The provisions of the FSP No. 13-1 were applied to the first reporting period beginning after December 15, 2005, which for the Company was February 27, 2006. Previously capitalized amounts will continue to be amortized over the related lease terms.

b)   Conditional asset retirement obligations

In March 2005, the FASB issued Interpretation No. 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143.” FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 states that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement is conditional upon a future event that may or may not be within control of the entity. FIN 47 was required to be effective no later than the end of fiscal years ended after December 15, 2005 and accordingly, the Company has adopted FIN 47 in fiscal 2006. The adoption of FIN 47 did not have a material impact on our financial position or results of operations.

c)   Uncertainty in income taxes

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 will be effective beginning June 3, 2007. The Company is analyzing the effects, if any, of the adoption of FIN 48.

THE JEAN COUTU GROUP (PJC) USA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended May 27, 2006, May 28, 2005 and May 29, 2004
(in thousands, except share amounts)

3.   Business acquisition

On July 31, 2004, the Company acquired all of the stock of various indirect subsidiaries of J.C. Penney Company, Inc. operating a portion of the Eckerd drugstore business. The acquired drugstore business is located in the northeastern, mid-Atlantic and southeastern United States. The Northern Operations consist of over 1,500 retail stores, six distribution centers, the Eckerd corporate headquarters (located in Largo, Florida), the Eckerd trade name and other related assets. The Eckerd Acquisition extends our business into these regions and provides for substantial distribution, marketing and purchasing opportunities.

The net cash purchase price, including transaction costs was $2,496,113. The purchase price and costs associated with acquisition exceeded the estimated fair value of the net tangible assets acquired by $1,418,740. We allocated the excess purchase price over the fair value of the net tangible assets acquired to prescription files, a finite-lived intangibles asset of $286,400, the Eckerd trade name, an indefinite-lived intangibles asset of $353,000 and goodwill of $779,340. The acquired goodwill is not deductible for income tax purposes. The estimated weighted-average useful life of the prescription files is 10 years. The Northern Operations have been included in the Company’s results of operations from July 31, 2004.

During fiscal 2006, the Company finalized its purchase price allocation and increased goodwill by $9,621, decreased deferred income tax liabilities by $802 and decreased property and equipment by $10,423.

The final purchase price allocation was as follows:

Purchase price allocation
$
Net assets acquired:
Accounts receivable	311,000
Merchandise inventory	1,211,900
Accounts payable	(541,200)
Other working capital items	(192,600)
Property and equipment	887,671
Leasehold interests	75,900
Intangible assets:
Trade name	353,000
Prescription files	286,400
Goodwill	779,340
Deferred income taxes	(424,998)
Liabilities for store closures	(148,700)
Other long-term liabilities	(105,900)
Net assets acquired, excluding cash	2,491,813
Cash	4,300
Net assets acquired	2,496,113
Cash consideration and acquisition costs	2,496,113

THE JEAN COUTU GROUP (PJC) USA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended May 27, 2006, May 28, 2005 and May 29, 2004
(in thousands, except share amounts)

4.   Store closings and impairment charges

The reserve for store lease exit costs includes the following activity:

	2006	2005	2004
	$	$	$
Balance, beginning of year	143,468	537	1,593
Assumed liabilities associated with the Eckerd Acquisition	—	148,700	—
Provision for present value of noncancellable lease payments	3,624	4,217	—
Changes in assumptions	10,721	6,291	(315)
Interest accretion	9,042	5,861	—
Cash payments, net of sublease income, and settlements	(52,067)	(22,138)	(741)
Balance, end of year	114,788	143,468	537

The reserve for store lease exit costs is classified within the consolidated balance sheets as follows:

	2006	2005
	$	$
Accrued liabilities (see Note 12)	42,427	46,881
Other long term liabilities (See Note 15)	72,361	96,587
	114,788	143,468

During fiscal 2006, 2005 and 2004, the Company recorded charges for $3,624, $4,217 and $0, respectively for stores to be closed or relocated under long term leases. These charges are recorded in selling, general and administrative expenses in the consolidated statement of operations. In addition, the Company assumed the Eckerd liability for closed stores of $148,700 of which $49,387 was the fair value of the obligations for existing closed stores and $99,313 was accrued under EITF Issue No. 95-3. The liability at May 27, 2006 of $114,788 will require future cash payments through 2028.

During fiscal 2006, the Company agreed to settle certain lease obligations with the same lessor with whom the Company was in litigation. The total agreed upon settlement was $20,000, of which $1,000 was paid in fiscal 2006, and the remaining $19,000 will be paid in July 2006. During 2006, the Company increased the reserve for store lease exit costs by $10,721 primarily due to this settlement.

During 2005, the Company revised its estimates regarding the timing and amount of expected sublease income associated with the closed stores and estimated settlement costs on terminated leases.  As a result, the Company increased the reserve for store lease exit costs by $6,291.

In fiscal 2006, 2005 and 2004, the Company recorded non-cash charges totaling $4,798, $1,112 and $0, respectively, for the impairment of long-lived assets. These amounts include the write-down of long-lived assets at stores and distribution centers that were assessed for impairment because of management’s intention to relocate or close the store or because of changes in circumstances that indicate the carrying value of an asset may not recoverable.

THE JEAN COUTU GROUP (PJC) USA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended May 27, 2006, May 28, 2005 and May 29, 2004
(in thousands, except share amounts)

5.   Rental expense

	2006	2005	2004
	$	$	$
Minimum rentals	327,405	269,394	27,072
Contingent rentals	12,044	12,977	2,445
Less: Sublease rental income	(1,257)	(2,267)	(356)
	338,192	280,104	29,161

6.   Depreciation and amortization

	2006	2005	2004
	$	$	$
Property and equipment	161,367	140,590	24,619
Intangible assets	54,437	44,264	6,529
	215,804	184,854	31,148

The amortization expense of assets under capital leases for fiscal 2006 was $9,052 (2005 – $7,336; 2004 – $0) and is included in the depreciation and amortization of property and equipment.

Interest accretion on the closed store reserve and unfavorable leasehold interests amortization are included in intangible assets amortization.

7.   Financing expenses

	2006	2005	2004
	$	$	$
Interest expense:
Interest on long-term debt due to affiliates	262,103	199,818	29,457
Interest on advances due to affiliates	340	1,271	—
Interest on long-term debt—third party	6,736	2,489	—
Other—third party	5,513	5,070	2,469
Interest expense	274,692	208,648	31,926
Interest income:
Interest income from affiliates	(4,702)	(979)	—
Interest income—third party	(1,262)	(331)	(85)
Interest income	(5,964)	(1,310)	(85)

Interest paid for fiscal 2006 was $253,670 (2005 – $131,372; 2004 – $31,674). The Company capitalized $562 of interest expense in fiscal 2006 (2005 – $230; 2004 – $0).

THE JEAN COUTU GROUP (PJC) USA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended May 27, 2006, May 28, 2005 and May 29, 2004
(in thousands, except share amounts)

8.   Income taxes

Provision for income taxes (benefit) for fiscal 2006, 2005 and 2004 was as follows:

	2006	2005	2004
	$	$	$
Current provision:
Federal	(3,471)	25,699	15,095
State	(12,387)	2,964	2,362
	(15,858)	28,663	17,457
Deferred provision:
Federal	(59,255)	(51,863)	1,429
State	(1,780)	(9,416)	265
	(61,035)	(61,279)	1,694
Total income tax provision (benefit)	(76,893)	(32,616)	19,151

A reconciliation of the expected statutory income tax rate to the Company’s effective tax rate was as follows:

	2006	2005	2004
	%	%	%
Expected federal statutory tax rate	35.0	35.0	35.0
State rate, net	2.6	2.5	4.1
Other	—	—	(0.5)
Effective tax rate	37.6	37.5	38.6

Income taxes paid, net of refunds, were $9,737, $5,592 and $19,902 for the years ended May 27, 2006, May 28, 2005 and May 29, 2004, respectively. Income taxes payable includes $11,371 and $5,642 of accruals for certain state contingencies at May 27, 2006 and May 28, 2005, respectively.

THE JEAN COUTU GROUP (PJC) USA, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the years ended May 27, 2006, May 28, 2005 and May 29, 2004
(in thousands, except share amounts)

8.   Income taxes (continued)

Deferred income tax assets and liabilities were as follows:

	May 27, 2006	May 28, 2005
	$	$
Deferred income tax assets:
Accounts receivable	29,382	17,289
Current liabilities	72,059	76,714
Other long-term liabilities	83,187	98,681
Net operating losses	69,324	2,166
Interest carried forward	78,171	6,047
Valuation allowance on net operating losses	(30,838)	—
	301,285	200,897
Deferred income tax liabilities:
Inventories	211,996	185,561
Property and equipment	237,376	230,014
Intangible assets and goodwill	124,411	116,018
Other	6,613	10,252
	580,396	541,845
Deferred income tax assets (liabilities), net	(279,111)	(340,948)

Deferred income tax assets and liabilities were allocated as follows:

	May 27, 2006	May 28, 2005
	$	$
Current deferred income tax liability	(117,168)	(95,763)
Long-term deferred income tax liability	(161,943)	(245,185)
	(279,111)	(340,948)

At May 27, 2006, the Company had federal net operating loss carryforwards of $16,145, which will expire in 2025, and state net operating losses of $1,271,600, the majority of which will expire between fiscal 2012 and 2026. As a result of the Eckerd acquisition, the utilization of certain state net operating losses may be subject to an annual limitation. Realization of the Company’s federal and state net operating loss carryforwards is dependent on generating sufficient taxable income in the near term. The Company has determined that it is more likely than not that certain state net operating loss carryforwards will not be utilized before they expire. Accordingly, a valuation allowance of $30,838 has been recorded for a portion of the state operating loss carryforwards. No valuation allowance has been provided on federal net operating loss carryforwards.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF RITE AID

The following unaudited pro forma combined financial statements have been prepared to assist you in your analysis of the financial effects of the acquisition of Jean Coutu USA by Rite Aid. The unaudited pro forma combined financial statements were prepared using the historical consolidated financial statements of Rite Aid and Jean Coutu USA. This information should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and accompanying notes of Rite Aid and Jean Coutu USA included in or incorporated by reference into this proxy statement.

The accompanying unaudited pro forma combined financial statements give effect to the acquisition of Jean Coutu USA, assuming a purchase price of $1.450 billion in cash, the assumption of $850 million of Jean Coutu Group long-term notes, and the issuance of Rite Aid common stock, using the purchase method of accounting. The pro forma adjustments related to the acquisition of Jean Coutu USA are preliminary and do not reflect the final purchase price, final debt components or final allocation of the excess of the purchase price over the net book value of the assets of Jean Coutu USA, as the process to assign a fair value to the various tangible and intangible assets acquired has only just commenced. Final adjustments are likely to result in a materially different purchase price, debt components and allocation of the purchase price, which will affect the value assigned to the tangible or intangible assets and amount of interest expense and depreciation and amortization expense recorded in the statement of operations. The effect of the changes to the statements of operations will depend on the final purchase price, the nature and amount of debt issued and assumed and the nature and amount of the final purchase price allocation and could be material.

The pro forma financials do not reflect revenue opportunities and cost savings that we expect to realize after the acquisition of Jean Coutu USA. No assurance can be given with respect to the estimated revenue opportunities and operating cost savings that are expected to be realized as a result of the acquisition of Jean Coutu USA. The pro forma financial information also does not reflect non-recurring charges related to integration activity or exit costs that may be incurred by Rite Aid or Jean Coutu USA in connection with the acquisition of Jean Coutu USA.

The unaudited pro forma combined balance sheet assumes that the acquisition of Jean Coutu USA took place on September 2, 2006 and combines Rite Aid’s unaudited September 2, 2006 balance sheet with the unaudited balance sheet of Jean Coutu USA as of August 26, 2006.

The unaudited pro forma combined statements of operations for the 53-week year ended March 4, 2006 and the twenty-six week period ended September 2, 2006 assumes that the acquisition of Jean Coutu USA took place the first day of the period presented (i.e., February 27, 2005 and March 5, 2006, respectively). The unaudited pro forma combined statement of operations for the 53-week fiscal year ended March 4, 2006 combines Rite Aid’s audited consolidated statement of operations for the 53-week fiscal year ended March 4, 2006 with Jean Coutu USA’s audited consolidated statement of operations for the 52-week fiscal year ended May 27, 2006. The unaudited pro forma combined statement of operations for the twenty-six weeks ended September 2, 2006 combines Rite Aid’s unaudited consolidated statement of operations for the twenty-six week period ended September 2, 2006 with Jean Coutu USA’s unaudited consolidated statement of operations for the twenty-six week period ended August 26, 2006 (comprised of the thirteen week period ended May 27, 2006 and the thirteen week period ended August 26, 2006). Reclassifications have been made to the statements of operations of Jean Coutu USA to conform it to Rite Aid’s financial statement classifications. In order to prepare the accompanying pro forma combined statements of operations, revenues of $2,413.2 million and net loss of $31.7 million for the thirteen weeks ended May 27, 2006 for Jean Coutu USA were included in both the 52-week fiscal year ended May 27, 2006 and the twenty-six weeks ended August 26, 2006.

The pro forma financial information is based on the estimates and assumptions set forth in the notes to such information. The pro forma financial information is preliminary and is being furnished solely for information purposes and, therefore, is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the dates or periods indicated, nor is it necessarily indicative of the results of operations or financial position that may occur in the future.

RITE AID CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
(in millions, except per share amounts)

	Rite Aid Corporation September 2, 2006	Jean Coutu USA August 26, 2006	Preliminary Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$96.6	$40.8	$		$137.4
Accounts receivable, net	352.7	415.8	—		768.5
Inventories, net	2,424.3	1,611.3	66.1	A	4,101.7
Prepaid expenses and other current assets	111.2	63.3	(16.8)	B	157.7
Total current assets	2,984.8	2,131.2	49.3		5,165.3
Property, plant and equipment, net	1,673.7	1,104.6	10.9	C	2,789.2
Goodwill	656.0	858.7	135.5	D	1,650.2
Other intangibles, net	190.1	678.9	(280.6)	E	588.4
Deferred tax assets	1,388.5	—	4.8		1,393.3
Other assets	142.3	255.6	(199.1)	F	198.8
Total assets	$7,035.4	$5,029.0	$(279.2)		$11,785.2
Liabilities and Stockholders’ Equity
Current liabilities:
Current maturities of convertible notes, long term debt and lease financing obligations	$587.6	$137.7	$(128.9)	G	$596.4
Accounts payable	932.2	632.8	—		1,565.0
Accrued salaries, wages and other current liabilities	683.5	420.0	—		1,103.5
Total current liabilities	2,203.3	1,190.5	(128.9)		3,264.9
Long-term debt, less current maturities	2,299.7	3,019.4	(633.2)	H	4,685.9
Lease financing obligations, less current maturities	175.3	—	5.3	I	180.6
Other noncurrent liabilities	737.5	328.3	(113.5)	J	952.3
Total liabilities	$5,415.8	$4,538.2	$(870.3)		$9,083.7
Commitments and contingencies	—	—			—
Stockholders’ equity:
Preferred stock	—	6.2	(6.2)		—
Preferred stock, Series E	120.0	—	—		120.0
Preferred stock, Series G	125.5	—	—		125.5
Preferred stock, Series H	123.6	—	—		123.6
Preferred stock, Series I	116.1	—	—		116.1
Common stock	532.2	0.0	250.0		782.2
Accumulated paid-in capital	3,104.6	607.4	232.6		3,944.6
Accumulated deficit	(2,478.4)	(122.8)	114.7		(2,486.5)
Accumulated other comprehensive loss	(24.0)	—	—		(24.0)
Total stockholders’ equity	1,619.6	490.8	591.1	K	2,701.5
Total liabilities and stockholders’ equity	$7,035.4	$5,029.0	$(279.2)		$11,785.2

See accompanying notes to unaudited pro forma combined financial statements, including Note 2 for an explanation of the preliminary pro forma adjustments.

RITE AID CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(in millions, except per share amounts)

	Rite Aid Corporation 53 weeks ended March 4, 2006	Jean Coutu USA 52 weeks ended May 27, 2006	Preliminary Pro Forma Adjustments		Pro Forma Combined
Revenues	$17,271.0	$9,495.9	$—		$26,766.9
Costs and expenses:
Cost of goods sold	12,571.9	7,172.4	13.3	L	19,757.6
Selling, general and administrative expenses	4,307.4	2,030.8	209.1	L	6,547.3
Store closing and impairment charges	68.7	—	28.2	L	96.9
Interest expense	277.0	274.7	(65.9)	M	485.8
Loss on debt modifications and retirements, net	9.2	—	—		9.2
Gain on sale of assets and investments, net	(6.5)	—	(8.0)	L	(14.5)
Depreciation and amortization	—	215.8	(215.8)	L	—
Interest income	—	(6.0)	6.0	L	—
Foreign currency loss	—	12.7	(12.7)	N	—
	17,227.7	9,700.4	(45.8)		26,882.3
Income (loss) before income taxes	43.3	(204.5)	45.8		(115.4)
Income tax (benefit) expense	(1,229.8)	(76.9)	17.2	O	(1,289.5)
Net income (loss)	$1,273.1	$(127.6)	$28.6		$1,174.1
Basic earnings per common share:
Net income per share	$2.36				$1.47
Weighted average common shares outstanding	523.9				773.9
Diluted earnings per common share:
Net income per share	$1.89				$1.32
Weighted average common shares outstanding	676.7				888.2

See accompanying notes to unaudited pro forma combined financial statements, including Note 2 for an explanation of the preliminary pro forma adjustments.

RITE AID CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (Continued)
(in millions, except per share amounts)

	Rite Aid Corporation 26 weeks ended September 2, 2006	Jean Coutu USA 26 weeks ended August 26, 2006	Preliminary Pro Forma Adjustments		Pro Forma Combined
Revenues	$8,625.4	$4,776.4	$—		$13,401.8
Costs and expenses:
Cost of goods sold	6,290.4	3,631.1	9.0	L	9,930.5
Selling, general and administrative expenses	2,167.7	1,032.8	79.9	L	3,280.4
Store closing and impairment charges	19.0		20.5	L	39.5
Interest expense	137.5	141.2	(35.6)	M	243.1
Loss (gain) on sale of assets and investments, net	(1.3)	—	(1.6)	L	(2.9)
Depreciation and amortization	—	95.6	(95.6)		—
Interest income	—	(4.3)	4.3		—
Foreign currency loss	—	2.4	(2.4)	N	—
	8,613.3	4,898.8	(21.5)		13,490.6
Income (loss) before income taxes	12.1	(122.4)	21.5		(88.8)
Income tax expense (benefit)	1.5	(44.8)	8.0	O	(35.3)
Net Income (loss)	$10.6	$(77.6)	$13.5		$(53.5)
Basic earnings per common share:
Net loss per share	$(0.01)				$(0.09)
Weighted average common shares outstanding	522.8				772.8
Diluted earnings per common share:
Net loss per share	$(0.01)				$(0.09)
Weighted average common shares outstanding	522.8				772.8

See accompanying notes to unaudited pro forma combined financial statements, including Note 2 for an explanation of the preliminary pro forma adjustments.

RITE AID CORPORATION
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1—Basis of Presentation

On August 23, 2006, Rite Aid Corporation entered into a stock purchase agreement with The Jean Coutu Group (PJC), Inc. Pursuant to the terms of and subject to the conditions set forth in the stock purchase agreement, Rite Aid will acquire all of the outstanding capital stock of Jean Coutu USA, which is engaged in the business of operating a network of retail pharmacy stores conducting business under the Eckerd and Brooks banners.

The aggregate purchase price for the acquisition of Jean Coutu USA will consist of $1.45 billion in cash, subject to a working capital adjustment, 250 million shares of Rite Aid common stock and the assumption of $850 million of Jean Coutu Group’s 8.5% Senior Subordinated Notes due 2014.

The accompanying unaudited pro forma combined balance sheet assumes that the acquisition of Jean Coutu USA took place on September 2, 2006 and combines Rite Aid’s unaudited September 2, 2006 balance sheet with the unaudited balance sheet of Jean Coutu, USA as of August 26, 2006.

The accompanying unaudited pro forma combined statements of operations for the 53-week fiscal year ended March 4, 2006 and the twenty-six week period ended September 2, 2006 assumes that the acquisition of Jean Coutu USA took place the first day of the period presented (i.e., February 27, 2005 and March 5, 2006, respectively). The unaudited pro forma combined statement of operations for the 53-week fiscal year ended March 4, 2006 combines Rite Aid’s audited consolidated statement of operations for the 53-week fiscal year ended March 4, 2006 with Jean Coutu USA’s audited consolidated statement of operations for the fiscal 52-week year ended May 27, 2006. The accompanying unaudited pro forma combined statement of operations for the twenty-six weeks ended September 2, 2006 combines Rite Aid’s unaudited consolidated statement of operations for the twenty-six week period ended September 2, 2006 with Jean Coutu USA’s unaudited consolidated statement of operations for the twenty-six week period ended August 26, 2006 (comprised of the thirteen week period ended May 27, 2006 and the thirteen week period ended August 26, 2006). Reclassifications have been made to the statement of operations of Jean Coutu USA to conform it to Rite Aid’s financial statement classifications. In order to prepare the accompanying pro forma combined statements of operations, revenues of $2,428.1 million and net loss of $31.7 million for the thirteen weeks ended May 27, 2006 for Jean Coutu USA were included in both the 52-week fiscal year ended May 27, 2006 and the twenty-six weeks ended August 26, 2006.

You should be advised that the following pro forma combined financial statements have been prepared for illustrative purposes only and do not purport to be indicative of the actual results that would have been achieved by the combined company for the periods presented or that will be achieved by the combined company in the future.

Note 2—Unaudited Pro Forma Adjustments

The pro forma adjustments included in the accompanying statements do not reflect the final purchase price, final debt components or final allocation of the excess of the purchase price over the net book value of the assets of Jean Coutu USA, as the process to assign a fair value to the various tangible and intangible assets acquired, including goodwill has only just commenced. Jean Coutu USA purchased the Eckerd stores from J.C. Penney Company, Inc. in July of 2004 and at that time recorded the Eckerd fixed assets, prescription file intangibles and favorable lease intangibles at their fair value, based upon the results of a valuation prepared by an independent third party.  For purposes of the preliminary purchase price allocation, it is assumed that the fair values that will be assigned to these assets approximate the fair values assigned at the time of Jean Coutu USA’s purchase of the Eckerd stores.  For the acquired stores representing Brooks stores which were not part of the July 2004 acquisition, the Company has assigned an estimated fair value to associated fixed assets, prescription file intangibles and favorable lease intangibles of the Brooks stores, assuming that the per store estimated fair value of these assets approximates the per store estimated fair value assigned to similar assets of the Eckerd stores as discussed above. Final adjustments are likely to result in a materially different purchase price, debt components and allocation of the purchase price, which will affect the value assigned to the tangible or intangible assets and amount of interest expense and depreciation and amortization expense recorded in the statement of operations.

Unaudited Pro Forma Combined Balance Sheet

A. Represents the elimination of the LIFO reserve for Jean Coutu USA, in order to record the inventory of Jean Coutu USA at its estimated fair value.

B.     Represents an intercompany receivable of Jean Coutu USA to Jean Coutu Group that will not be acquired as part of the transaction.

C.     Represents the component of the excess of the purchase price over the net book value of the assets of Jean Coutu USA allocated to property, plant and equipment of Jean Coutu USA.

D.     Represents the addition of goodwill of $994.2 related to Rite Aid’s acquisition of Jean Coutu USA less the elimination of $858.7 of goodwill related to Jean Coutu USA’s acquisition of Eckerd. A preliminary calculation of the goodwill resulting from Rite Aid’s acquisition of Jean Coutu USA is shown below. The final allocation of the purchase price will likely have a material impact on the pro forma balance sheet and therefore final goodwill recorded could be materially different than the amount calculated below.

Cash to be paid via new debt issuance	$1,450.0
Assumption of 8.5% Jean Coutu Group note	837.3	(1)
Issuance of Rite Aid common stock	1,090.0	(2)
Purchase price	3,377.3
Estimated transaction fees	36.3	(3)
Adjusted purchase price	3,413.6
Book value of Jean Coutu USA assets	2,301.2	(4)
Total purchase price adjustment	1,112.4
Purchase price adjustment allocated to tangible and identifiable intangible assets	(118.2	)(5)
Goodwill	994.2

(1)        Represents the fair value of the 8.5% Jean Coutu Group note at November 2, 2006.

(2)        Based on a stock price of $4.36 per share.  This amount is calculated based upon the average closing price of Rite Aid stock beginning two days prior to the announcement of Rite Aid’s purchase of Jean Coutu USA on August 24, 2006 and ending two days after that announcement.

(3)        Represents transaction fees incurred that will be capitalized as part of the purchase price allocation. Fees incurred to issue the debt to finance the transaction will be capitalized and amortized over the term of the related debt instrument. See Footnote F.

(4)     Calculated by taking the book value of Jean Coutu USA at August 26, 2006 and adjusting for the elimination of intercompany assets and liabilities not acquired by Rite Aid and the elimination of goodwill, trade name intangible assets and related deferred tax liabilities related to Jean Coutu USA’s acquisition of Eckerd.

(5)        Includes adjustments for the elimination of the LIFO reserve of Jean Coutu USA ($66.1 million), purchase price allocation to property, plant and equipment ($10.9 million), purchase price allocation to prescription file intangibles ($57.5 million) and purchase price allocation to favorable lease intangibles ($14.9 million), less additional deferred tax liabilities related to the purchase price allocation of $31.2 million. After taking into account these adjustments, along with the other adjustments described in Note 2, the preliminary fair value of the inventory, property, plant and equipment and identifiable intangibles acquired from Jean Coutu USA is $1,677.4 million, $1,115.5 million and $398.3 million, respectively.

E.     Represents the elimination of the Eckerd trade name intangible asset of $353.0 million, the allocation of $57.5 million of the purchase price of Jean Coutu USA to prescription file intangibles and the allocation of $14.9 million of the purchase price of Jean Coutu USA to favorable lease intangibles.

F.     Represents the receivable of $249.9 million of Jean Coutu USA to Jean Coutu Group that will not be acquired as part of the transaction and the capitalization of an estimated $50.8 million of debt issue costs expected to be incurred by Rite Aid that will be amortized over the term of the related debt instruments.

G.    Represents an intercompany payable of Jean Coutu USA to Jean Coutu Group that will not be acquired as part of the transaction.

H.    Represents intercompany debt of $3,015.2 million from Jean Coutu USA to Jean Coutu Group that will not be acquired as part of the transaction, the reclassification of $5.3 million of the long term portion of capital leases to lease financing obligations and the incurrence of $2,387.3 million of debt by Rite Aid to finance this transaction.

I.      Represents the reclassification of Jean Coutu USA lease financing obligations to conform to Rite Aid presentation.

J.      Represents elimination of Jean Coutu USA deferred tax liabilities of $144.7 million related to the Eckerd trade name asset and the addition of deferred tax liabilities resulting from the assignment of a portion of the purchase price allocation to identifiable tangible and intangible assets.

K. Reflects the elimination of the historical equity of Jean Coutu USA and equity recorded for the issuance of 250 million shares of Rite Aid common stock. Also reflects the tax effected impact of a non-recurring commitment fee of $12.9 million related to bridge financing for this transaction.

Unaudited Pro Forma Combined Statements of Operations

L.     Reflects additional depreciation and amortization expense resulting from the adjustment of the amortization period of Eckerd prescription file intangibles from ten years to five, allocation of a portion of the purchase price of Jean Coutu USA to property plant and equipment, prescription file intangibles and favorable lease intangibles, the reclassification of depreciation and amortization of Jean Contu USA to costs of goods sold and SG&A, reclassification of interest income of Jean Contu USA to SG&A and the reclassification of store closing and impairment charges and gain on sale of fixed assets of Jean Coutu USA from SG&A to conform with Rite Aid’s presentation in the statement of operations. Depreciation expense related to the purchase price adjustment to property, plant and equipment is calculated as being depreciated over a 20 year period, as the Company’s assumption in the purchase price allocation is that the majority of this allocation is related to the fair value of improvements to leased locations. Therefore, the period used is the minimum period of the majority of Jean Coutu USA’s operating leases. Amortization expense related to the purchase price adjustment to favorable lease intangibles is calculated as being amortized over a 20 year period, which is the minimum period of the majority of Jean Coutu USA’s operating leases. Amortization expense related to the purchase price adjustment to prescription file intangibles is calculated as being amortized over a five year period, as this is the life that has been assigned recent prescription file intangible additions of the Company. The useful lives assigned in the final purchase price allocation could differ from these lives, which could have a material impact on depreciation and amortization expense. A $10 million adjustment to the value assigned to property plant and equipment would have an impact on annual depreciation expense of $0.5 million. A $10 million adjustment to the value assigned to favorable lease intangibles would have an impact on annual amortization expense of $0.5 million. A $10 million adjustment to the value assigned to prescription file intangibles would have an impact on annual amortization expense of $2.0 million.

M.      Reflects the impact of eliminating the historical interest expense incurred by Jean Coutu USA for intercompany debt to Jean Coutu Group and adding interest expense to be incurred for the debt issued and assumed by Rite Aid for this transaction.  Debt to be issued and assumed by Rite Aid to consummate this transaction includes $680 million of bank term debt, issued at a variable interest rate of LIBOR plus 175 basis points (assumed to be 7.25% based on current LIBOR rates), $870 million of newly issued secured debt, issued at a fixed rate of 9.25% and the assumption of an $850 million unsecured debenture from The Jean Coutu Group, which bears interest at a fixed rate of 8.5%.  Note that this instrument is recorded on Rite Aid’s Unaudited Pro Forma Consolidated Balance Sheet at a fair market value of $837.3 million.  The effective interest rate used to record interest expense on this instrument, which includes amortization of the discount into interest expense, is 8.63%.

Total pro forma annual interest expense for these instruments at the above rates is $208.8 million, which is included in annual interest expense on the Unaudited Pro Forma Consolidated Statement of Operations.  A 1/8% change in LIBOR would increase or decrease Rite Aid’s annual pro forma interest expense related to these instruments by approximately $1 million.

N.       Reflects the elimination of loss on foreign currency exchange between Jean Coutu USA and Jean Coutu Group related to the Canadian dollar denominated intercompany debt that will not be acquired as a part of this transaction.

O.        Represents the tax effect of the pro forma adjustments, recorded at an estimated statutory rate of 37.5%.

Note 3—Unaudited Pro Forma Combined Income (Loss) per Share

Unaudited pro forma combined income (loss) per share is computed in accordance with SFAS No. 128, “Earnings per Share.” Pro forma combined basic earnings (loss) per share is computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding for the period, calculated as if the acquisition had taken place as of the beginning of the period. Diluted income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the income of Rite Aid, subject to antidilution limitations.

Pro Forma Earnings Per Share Calculation

In millions, except per share data	Preliminary Pro forma Year ended March 4, 2006	Preliminary Pro forma Twenty-six weeks ended September 2, 2006
Numerator for income (loss) per share:
Pro forma combined net income (loss)	$1,174.1	$(53.5)
Premium to redeem preferred stock	(5.9)	0.0
Accretion of redeemable preferred stock	(0.1)	(0.1)
Cumulative preferred stock dividends	(32.7)	(15.6)
Income (loss) attributable to common stockholders	1,135.4	(69.2)
Plus: Cumulative preferred stock dividends	32.7	0.0
Plus: Premium to redeem preferred stock	5.9	0.0
Income (loss) attributable to common stockholders—diluted	$1,174.0	$(69.2)
Denominator:
Basic weighted average shares—Rite Aid	523.9	522.8
Shares to be issued for the transaction	250.0	250.0
Basic weighted average shares	773.9	772.8
Outstanding options	7.7	0.0
Convertible preferred stock	106.6	0.0
Diluted weighted average shares	888.2	772.8
Basic and diluted income (loss) per share:
Basic income (loss) per share	$1.47	$(0.09)
Diluted income (loss) per share	$1.32	$(0.09)

The unaudited pro forma combined basic and diluted income (loss) per share information shown above does not purport to be indicative of the actual results that would have been achieved by the combined company for the periods presented or that will be achieved by the combined company in the future.